Exhibit 3.1

CERTIFICATE OF AMENDMENT

OF

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

BIOMX INC.

BiomX Inc. (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “DGCL”), hereby certifies:

FIRST: That the Amended and Restated Certificate of Incorporation of the Corporation, as amended, be further amended by inserting into Article FIFTH thereof, immediately after the last sentence of the first paragraph, the following:

“…Upon this Certificate of Amendment becoming effective pursuant to the General Corporation Law of the State of Delaware (the “Effective Time”), the shares of Common Stock issued and outstanding or held in treasury immediately prior to the Effective Time (the “Old Common Stock”) shall be reclassified as and converted into a different number of shares of Common Stock (the “New Common Stock”) such that each 19 shares of Old Common Stock shall, at the Effective Time, be automatically reclassified as and converted into one share of New Common Stock (the “Reverse Stock Split”). From and after the Effective Time, certificates representing the Old Common Stock shall represent the number of whole shares of New Common Stock into which such Old Common Stock shall have been reclassified pursuant to this Certificate of Amendment. No fractional shares of Common Stock shall be issued as a result of the Reverse Stock Split. Fractional share resulting from the Reverse Stock Split will be rounded up to the next whole share.”

SECOND: The foregoing amendment to the Amended and Restated Certificate of Incorporation of the Corporation was duly adopted by vote of the directors and stockholders of the Corporation in accordance with the applicable provisions of Sections 141, 222 and 242 of the DGCL.

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IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by its Chief Executive Officer this ___ day of November 2025.

BIOMX INC.

By:
Jonathan Solomon
Chief Executive Officer